Exhibit 1.2

CONFIDENTIAL

October 25, 2023

Brian W. North

President and CEO

Fifth District Savings Bank

4000 General DeGaulle Drive

New Orleans, LA 70114

Dear Mr. North:

We understand that the Board of Directors of Fifth District Savings Bank (the “Bank”) is considering the adoption of a Plan of Conversion (the “Plan”) pursuant to which the Bank will convert to stock form and in connection therewith (A) reorganize into the holding company form (the “Conversion”) and (B) issue shares (the “Shares”) of common stock (the “Common Stock”) of a newly organized stock holding company (the “Holding Company”) to be offered and sold in a public offering. The Holding Company and the Bank are sometimes collectively referred to herein as the “Company” and their respective boards of directors are sometimes collectively referred to as the “Boards.” Performance Trust Capital Partners, LLC (“Performance Trust”) is pleased to assist the Company on a best-efforts basis with the Offering (as defined below), and this letter (the “Agreement”) shall confirm the terms and conditions of our engagement as records agent and stock information center manager to the Company.

It is Performance Trust’s understanding that under the terms of the Plan and applicable regulations, the Shares will be offered first to eligible members of the Bank and the Bank’s tax-qualified employee stock benefit plans (the “Subscription Offering”). Subject to the prior rights of subscribers in the Subscription Offering, the Shares may be offered in a community offering, with a preference given in the community offering to residents of the communities served by the Bank (the “Direct Community Offering,” and together with the Subscription Offering, the “Subscription and Community Offering”). Shares not subscribed for in the Subscription Offering and any Direct Community Offering may be offered in a syndicated community offering in consultation with the Company by Performance Trust on a best efforts basis (the “Syndicated Community Offering” and together with the Subscription and Community Offering, the “Offering”). Performance Trust may, in consultation with the Company, form a syndicate of registered dealers to assist in any Syndicated Community Offering.

SERVICES AND FEES

In our role as Records Agent and Stock Information Center Manager in relation to the transaction contemplated by this Agreement, we anticipate that our services will include the services outlined below, each as may be necessary and as the Company may reasonably request.

•	Records Agent services including but not limited to –

•	Processing of customer account information as of all record dates, to identify customer subscription and voting rights;

•	Consolidation of customer accounts by ownership for voting and offering purposes;

•	Coordination with the Company’s financial printer for labeling and mailing of all proxy and offering materials;

•	Provide supporting account information and consult with the Company’s legal counsel for “blue sky” research and required state securities registrations, if needed;

•	Assist the Company’s transfer agent with the generation and mailing of DRS ownership statements, interest and refund checks, and 1099-INT statements as required;

•	Coordinate proxy tabulation and solicitation efforts to be provided by and independent proxy tabulator and solicitation agent; and

•	Act as the Inspector of Election for the special meeting of members, if requested

•	Stock Information Center Manager services including but not limited to -

•	Stock order management and reporting services;

•	Organization and supervision of the Stock Information Center;

•	Employee training.

Performance Trust will provide the records agent services contemplated hereby. The parties hereto expressly acknowledge and agree that Performance Trust may, in its discretion as it sees fit, subcontract certain records agent services, including without limitation certain integral data processing functions, to any one or more of its affiliates or non-affiliate third parties. For its services hereunder, the Company agrees to pay Performance Trust a fee of Thirty Thousand Dollars ($30,000), with Fifteen Thousand Dollars ($15,000) payable upon execution of this Agreement and the balance paid on the day of the closing of the Offering. This fee is based upon the requirements of current regulations and the Plan as currently contemplated. Any unusual or additional items or duplication of service required as a result of a material change in the regulations or the Plan, a material delay, required resolicitation of the Offering or other similar events may result in extra charges that will be covered in a separate agreement if and when they occur and shall not exceed Ten Thousand Dollars ($10,000). The Company will inform Performance Trust within a reasonable period of any changes in the Plan that require changes in Performance Trust’s services. Fees under this Agreement shall be payable in immediately available funds when invoiced.

It is understood that all expenses associated with the operation of the Stock Information Center will be borne by the Company. The Company also agrees to reimburse Performance Trust, upon request made from time to time, for its reasonable out-of-pocket expenses incurred in connection with its engagement hereunder, regardless of whether the Offering is consummated, including, without limitation, travel, lodging, food, telephone, postage, data processing and data entry services, communications and other similar expenses, up to a maximum of Thirty Thousand Dollars ($30,000); provided, however, that Performance Trust shall document such expenses to the reasonable satisfaction of the Company. The provisions of this paragraph are not intended to apply to or in any way impair the indemnification provisions of this Agreement.

RELIANCE ON INFORMATION PROVIDED

The Company will provide Performance Trust with such information as Performance Trust may reasonably require to carry out its duties hereunder. The Company recognizes and confirms that Performance Trust (a) will use and rely on such information in performing the services contemplated by this Agreement without having independently verified the same, and (b) does not assume responsibility for the accuracy or completeness of the information provided by the Company.

To help the United States government fight the funding of terrorism and money laundering activities, the federal law of the United States requires all financial institutions to obtain, verify and record information that identifies each person with whom they do business. This means Performance Trust may ask the Company and its significant shareholders or equity holders for certain identifying information and documents, including a government-issued identification number (e.g., a U.S. taxpayer identification number) and copies of documents containing personal identifying information, and such other information or documents that Performance Trust and its counsel consider appropriate to verify the bona fide existence of the Company (e.g., certified articles of incorporation, a government-issued business license, a partnership agreement or a trust instrument) and the identities of its significant shareholders or equity holders.

CONFIDENTIALITY

Except as contemplated in connection with the performance of its services under this agreement, as authorized by the Company or as required by law, regulation, legal process or order of any court or governmental or regulatory authority, Performance Trust agrees that it will treat as confidential all material, non-public information relating to the Company obtained in connection with its engagement hereunder (the “Confidential Information”); provided, however, that Performance Trust may disclose such information to its affiliates, partners, directors, employees, agents and advisors who are assisting or advising Performance Trust in performing its services hereunder and who have been directed to comply with the terms and conditions of this section. As used in this section, the term “Confidential Information” shall not include information which (a) is or becomes generally available to the public other than as a result of a disclosure by Performance Trust in breach of the confidentiality obligations contained herein, (b) was available to Performance Trust on a non-confidential basis prior to its disclosure to Performance Trust by the Company, (c) becomes available to Performance Trust on a non-confidential basis from a person other than the Company who is not otherwise known to Performance Trust to be bound not to disclose such information pursuant to a contractual, legal or fiduciary obligation owed to the Company, or (d) is independently developed by Performance Trust without use of or reference to the Confidential Information disclosed hereunder.

Upon the written request of the Company, Performance Trust will promptly, but in any event within ten (10) business days after receipt of such request, return, destroy (to the extent technically practicable) or cause the return or destruction of all Confidential Information in written form or set forth in other tangible media provided to it by or on behalf of the Company (in each case including all copies); provided, however, that nothing herein will be construed to limit Performance Trust’s ability to retain archival copies of Confidential Information as may be required to fulfill its legal and regulatory obligations and its compliance and recordkeeping obligations policies or procedures. Any destruction of materials shall be verified promptly to the Company by Performance Trust in writing. Any Confidential Information that has not been returned or destroyed, including, without limitation, any oral Confidential Information, shall remain subject to the confidentiality obligations set forth in this Agreement.

If Performance Trust is requested or required under applicable law or by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or other legally binding process, to disclose any Confidential Information relating to the Company, it is agreed that Performance Trust (if legally permitted to do so) will provide the Company with prompt notice of any such request or requirement (written, if practical) and otherwise provide reasonable cooperation the Company (at the Company’s expense) in order to enable the Company to seek an appropriate protective order or other appropriate remedy or to waive compliance with the provisions of this Agreement. Notwithstanding the foregoing, no such notice shall be required in the case of a routine audit or regulatory or administrative review of Performance Trust not specifically related to the Company. In the event that such protective order or other remedy is not obtained, or to the extent that the Company grants a written waiver hereunder, Performance Trust may furnish that portion (and only that portion) of the Confidential Information, which it is legally compelled to disclose and with respect to which it agrees to exercise its commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to such information by the receiving party compelling such disclosure. In any event, Performance Trust will not oppose action by the Company to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information.

LIMITATIONS

Performance Trust, as Records Agent and Stock Information Center Manager hereunder, (a) shall have no duties or obligations other than those specifically set forth herein; (b) will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any order form or any stock certificates or statements of ownership or the shares represented thereby, and will not be required to and will make no representations as to the validity, value or genuineness of the Offering; (c) shall not be liable to any person or entity, including the Company, by reason of any error of judgment or for any act done by it in good faith, or for any mistake of law or fact in connection with this Agreement and the performance hereof; (d) will not be obliged to take any legal action hereunder which might in its judgment involve any expense or liability, unless it shall have been furnished with reasonable indemnity satisfactory to it (as provided for in the Indemnification section below); and (e) may rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telex, telegram, or other document or security delivered to it and in good faith believed by it to be genuine and to have been signed by the proper party or parties.

Anything in this Agreement to the contrary notwithstanding, in no event shall Performance Trust be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if Performance Trust has been advised of the likelihood of such loss or damage and regardless of the form of action.

INDEMNIFICATION

In connection with Performance Trust's engagement to advise and assist the Company as provided herein, each of the Bank and the Holding Company jointly and severally agrees to indemnify and hold Performance Trust and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons within the meaning of Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934 (Performance Trust and each such person being an "Indemnified Party") harmless, to the fullest extent permitted by law, from and against any and all losses, direct or class action claims, damages, costs and liabilities, joint or several, to which such Indemnified Party may become subject under applicable federal or state law, or otherwise, related to or arising out of Performance Trust's role as Records Agent and Stock Information Center Manager or the Offering or the engagement of Performance Trust pursuant to, or the performance by Performance Trust of the services contemplated by, this Agreement, and will reimburse any Indemnified Party for all expenses (including reasonable legal fees and expenses and costs of production or response) as they are incurred, including expenses incurred in connection with the investigation, responding, preparation for or defense of any pending or threatened regulatory inquiry, subpoena or discovery response, claim or any action or other proceeding arising therefrom, whether or not in connection with pending or threatened litigation in which Indemnified Party is a party or inquiry of which Indemnified Party is subject; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense which are finally judicially determined by the non-appealable decision of a court of competent jurisdiction to have resulted primarily from Performance Trust's gross negligence, bad faith or willful misconduct.

If the foregoing indemnification is determined to be unavailable for any reason (other than the applicability of the proviso to the immediately preceding sentence), then, in lieu of indemnifying such Indemnified Party, the Company agrees to contribute to such losses, claims, damages, costs, liabilities and expenses (a) in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and Performance Trust, on the other hand, of the engagement provided for in this Agreement or (b) if the allocation provided for in clause (a) above is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (a) but also the relative fault of each of the Company and Performance Trust, as well as any other relevant equitable consideration; provided, however, in no event shall Performance Trust's aggregate contribution to the amount paid or payable exceed the aggregate amount of fees actually received by Performance Trust under this Agreement. For the purposes of this Agreement, the relative benefits to the Company and to Performance Trust of the engagement under this Agreement shall be deemed to be in the same proportion as (a) the total value paid or contemplated to be paid or received or contemplated to be received by the Company or the Company's members or other stakeholders, as the case may be, in the Offering that are [is] the subject of the engagement hereunder, whether or not any such Offering is consummated, bears to (b) the fees paid or to be paid to Performance Trust under this Agreement.

The Company agrees to notify Performance Trust promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to any transaction contemplated by this Agreement. The Company will not, without Performance Trust's prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any claim, action or proceeding in respect of which indemnity may be sought hereunder, whether or not any Indemnified Party is an actual or potential party thereto, unless such settlement, compromise, consent or termination (a) includes an explicit and unconditional release of each Indemnified Party from any liabilities arising out of such claim, action or proceeding and (b) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.

Notwithstanding any other provision set forth in this Agreement, in no event shall any payments made by the Bank pursuant to this Agreement exceed the amount permissible under applicable federal law, including, without limitation, Section 18(k) of the Federal Deposit Insurance Act and the regulations promulgated thereunder.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and can be altered only by written consent signed by the parties. This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without giving effect to the conflicts of laws principles thereof. The Company and Performance Trust irrevocably agree to waive trial by jury in any action, proceeding, claim or counterclaim brought by or on behalf of either party related to or arising out of this Agreement or the performance of services hereunder.

Each of the parties hereto irrevocably agrees that, except as otherwise set forth in this paragraph, any state or federal court sitting in the City of Chicago shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute arising out of or relating to this Agreement and, for such purposes, irrevocably submits to the jurisdiction of such courts. The Company hereby agrees that service of any process, summons, notice or document by hand delivery or registered mail addressed to the Company, shall be effective service of process for any suit, action or proceeding brought in any such court. The Company irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. The Company agrees that a final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon the Company and may be enforced in any other court to whose jurisdiction the Company is or may in the future be subject, by suit upon judgment. The Company further agrees that nothing herein shall affect Performance Trust’s right to effect service of process in any other manner permitted by law or to bring a suit, action or proceeding (including a proceeding for enforcement of a judgment) in any other court or jurisdiction in accordance with applicable law. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and can be altered only by written consent signed by the parties.

If the Holding Company or the Bank enters into any agreement or arrangement with respect to, or effects, any proposed sale, exchange, dividend or other distribution or liquidation of all or substantially all of its assets in one or a series of transactions, the Bank or the Holding Company shall provide for the assumption of its obligations under this section by the purchaser or transferee of such assets or another party reasonably satisfactory to Performance Trust.

It is understood that the provisions herein relating to the payment of fees and expenses and those relating to governing law and submission to jurisdiction, and those contained under the captions “Reliance on Information Provided”, “Confidentiality”, “Limitations” and “Indemnification,” will survive any termination of this Agreement.

[Signature page follows]

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to Performance Trust the duplicate copy of this Agreement enclosed herewith.

Very truly yours,

PERFORMANCE TRUST CAPITAL PARTNERS, LLC

By:	/s/ Andy Hitt
Name:	Andy Hitt
Title:	Managing Director

Accepted and agreed to as of the date first above written:

Fifth District Savings Bank

By:	/s/ Brian W. North
Name:	Brian W. North
Title:	President & CEO

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